77c.
Results of October 28, 2005 shareholder meeting
(Unaudited)

The annual meeting of shareholders of the fund was held on October 28, 2005.

At the meeting, each of the nominees for Trustees was elected, as follows:

			Common and preferred shares
			Votes for Votes withheld

Jameson A. Baxter 	2,143,854 308,030
Charles B. Curtis 	2,142,404 309,480
Myra R. Drucker 	2,142,404 309,480
Charles E. Haldeman, Jr.2,143,854 308,030
Paul L. Joskow 		2,143,854 308,030
Elizabeth T. Kennan 	2,143,206 308,678
John H. Mullin, III 	2,143,854 308,030
George Putnam, III 	2,139,377 312,507
W. Thomas Stephens 	2,142,404 309,480
Richard B. Worley 	2,143,854 308,030

Preferred shares

			Votes for 	Votes withheld
John A. Hill 		129 		0
Robert E. Patterson 	129 		0


All tabulations rounded to the nearest whole number.